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These grants provide Mr. Borkowski an immediate ownership stake in, and incentive to join, CareFusion. Under the terms of his offer letter, Mr. Borkowski will be eligible to receive an annual long-term incentive grant in fiscal 2010, with a target expected value of 300% of his base salary, or $1,680,000.

(5)	Mr. Winstead received a long-term incentive target that is above the targeted range from the Cardinal Health Comparator Group for his position due initially to retention considerations and due more recently to strong business performance.

(6)	During fiscal 2008, Cardinal Health awarded a total of 65,000 stock options and 13,000 RSUs in connection with Mr. Jain’s employment as its Executive Vice President — Strategy and Corporate Development. Approximately 4,074 RSUs and 23,402 stock options relate to his fiscal 2008 long-term incentive grant for the period from his hiring in August 2007. The remaining portions of the grants are one-time awards related to his hiring. These grants provided Mr. Jain an immediate ownership stake in, and incentive to join, Cardinal Health and replaced the equity and other compensation he forfeited upon termination of his employment with his previous employer. Pursuant to his original offer letter from Cardinal Health, he was eligible to receive long-term incentive compensation with a target value of 225% of his annual base salary in August 2008 for fiscal 2009.

Stock Options. Stock options are intended to motivate Cardinal Health’s executive officers by providing upside potential, but have more risk to the executive than RSUs/restricted shares. Cardinal Health views stock options as an element of performance-based compensation because a stock option provides no realizable value to a recipient until the vesting requirements have been met and will increase in value only as the trading price of Cardinal Health’s common shares increases. Vesting periods are intended to require long-term focus on Cardinal Health’s overall company performance for the executive to realize any value from the exercise of stock options. Stock option awards also are granted with an exercise price equal to the market price for Cardinal Health’s common shares on the date of grant and provide no cash benefit if the option is not exercised when the price of the stock exceeds the grant price during the option’s term.

RSUs/Restricted Shares. Although stock options motivate executives by providing larger potential value, RSUs/restricted shares assist Cardinal Health in retaining executives because RSUs/restricted shares have value even if the share price declines or remains flat. RSUs/restricted shares are also used for wealth accumulation because Cardinal Health does not provide pensions. Cardinal Health’s RSU/restricted share awards vest 33 1/3% annually over three years. While there is a performance element to RSUs/restricted shares since the value of the award will increase as the trading price of Cardinal Health’s common shares increases, Cardinal Health does not consider RSUs/restricted shares to be performance-based compensation when making compensation decisions.

Performance Cash. In August 2007, after reviewing and considering comparative market data, the Cardinal Health Compensation Committee approved the long-term incentive cash program as a component of Cardinal Health’s long-term incentive compensation. All of the named executives participate in this program, which is designed to reward performance over a three-year period. In establishing this program, the Cardinal Health Compensation Committee determined that the introduction of a performance cash component would strengthen the performance component of Cardinal Health’s long-term incentive program, providing a clear link between non-stock based pay and overall company performance. A new three-year performance cycle with new performance goals will begin each fiscal year. At the end of the three-year cycle, an executive can receive a cash award of 0-200% of his or her target grant, with a threshold cash award level of 60% if a minimum level of the performance goals and criteria described below is obtained. To facilitate transition to the new program, the Cardinal Health Compensation Committee designed the proposed award structure under the fiscal 2008-2010 cycle to include a two-year and a three-year goal, so that a potential award of 40% could be made at the end of fiscal 2009, and a potential award of 60% could be made at the end of fiscal 2010.

For the fiscal 2008-2010 performance period, performance goals were established to reward management for attaining specified adjusted cumulative economic profit. For this period, the Cardinal Health Compensation Committee established the performance goal for target awards (a) for the two-year period of cumulative economic profit equal to $31 million, and (b) for the three-year period of cumulative economic profit equal to $322 million.

Going Forward. We intend to adopt, subject to the approval of Cardinal Health prior to the separation, in its capacity as our sole stockholder, the 2009 Long-Term Incentive Plan with terms to be developed by our Human Resources and Compensation Committee. ~~We will be permitted to grant up to 40 million shares of our common stock under the 2009 Long-Term Incentive Plan.~~ The 2009 Long-Term Incentive Plan is expected to permit us to grant stock options, stock appreciation rights, stock awards, other stock-based awards and cash awards to employees. [RIDER 101] Long-term incentive target compensation of each named executive following the

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We expect that we will be able to grant up to 40 million shares of our common stock under the 2009 Long-Term Incentive Plan. The aggregate number of shares of our common stock subject to awards granted under the 2009 Long-Term Incentive Plan will not be reduced by shares of our common stock subject to awards granted upon the assumption of, or in substitution for, awards granted by a business or entity that is acquired by, or whose assets are acquired by, us. We expect that the shares of our common stock issued pursuant to the 2009 Long-Term Incentive Plan may be either shares of our common stock reacquired by us, including shares of our common stock purchased in the open market, or authorized but unissued shares of our common stock.

We expect that the maximum number of shares of our common stock that may be subject to awards granted to any one awardee in any fiscal year may not exceed 3 million and no more than 16 million shares of our common stock may be issued as incentive stock options. In addition, no more than 16 million shares of our common stock may be issued to current and former employees and members of the board of directors of Cardinal Health or any of its affiliates or any other person who holds a stock option, restricted share, restricted share unit or stock appreciation right under a Cardinal Health plan. For more information regarding replacement awards, see “Our Relationship with Cardinal Health Following the Distribution — Employee Matters Agreement — Equity and Equity Based Compensation Awards.”

The 2009 Long-Term Incentive Plan is expected to be administered by our board of directors, a committee appointed by our board of directors, or their respective delegates (as applicable, the “administrator”). We expect that, among other things, the administrator, in its discretion, will select the awardees to whom awards may be granted, the time or times at which such awards are granted, and the terms of such awards, including the type of award to be granted and the number of shares of our common stock subject to each award.

We expect that, in consideration for our granting awards under the 2009 Long-Term Incentive Plan, the administrator may, in its discretion, require an awardee to agree to certain requirements that protect us and our employees. Such requirements may include, without limitation, restrictive covenants with respect to confidentiality, work product and solicitation of clients, customers and employees. We expect that, unless determined otherwise by the administrator, an award will not be permitted to be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by beneficiary designation, will or by the laws of descent or distribution, although we also expect that the administrator will be allowed to make an award transferable to an awardee’s family member or any other person or entity for no consideration.

We expect that the 2009 Long-Term Incentive Plan will provide that, in the event of a “change of control” (as to be defined in the 2009 Long-Term Incentive Plan), unless determined by the administrator as of the grant date of a particular award, generally:

(a) any or all options and stock appreciation rights (other than a replacement award granted to a current or former Cardinal Health employee who is not also an employee or a former employee of CareFusion) not previously exercisable and vested shall become fully exercisable and vested;

(b) in the event of an awardee’s termination of employment (other than with respect to a current or former Cardinal Health employee who is not also an employee or a former employee of CareFusion) within two years after a change of control for any reason other than because of the awardee’s death, retirement, disability or termination for cause, each option and stock appreciation right held by the awardee (or a transferee) that is then vested shall, following such termination of employment, remain exercisable until the earlier of the third (3rd) anniversary of such termination of employment or the expiration of its original term; and

(c) the restrictions applicable to any or all stock awards, other stock-based awards (other than a replacement award granted to a current or former Cardinal Health employee, officer or director who is not also an employee or a former employee of CareFusion) shall lapse and such awards shall be fully vested.